October 5, 2010

BY HAND AND BY EDGAR

Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street N.E.

Washington, D.C. 20549

RE:	FundCore Institutional Income Trust Inc.
Amendment No. 3 to Registration Statement on Form S-11
(File No. 333-167420)

Dear Mr. Kluck:

On behalf of FundCore Institutional Income Trust Inc., a Maryland corporation (the “Company”), enclosed is a copy of Amendment No. 3 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 2 to the Registration Statement on Form S-11 filed with the Commission on September 2, 2010.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of September 27, 2010 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the Registration Statement.

FundCore Institutional Income Trust Inc.

October 5, 2010

General

1.	We note your response to comment 1 of our letter dated August 23, 2010. In response to our comment you provided supplemental materials. It is not clear how the supporting materials noted in A5 support your disclosure: “The life insurance companies, historically a significant source of commercial real estate mortgage capital continue to originate loans, but are doing so at lower leverage points and on a selective basis. We anticipate that the life insurance companies will increase their loan originations in 2010. However, the life insurance companies represent a relatively small share of the mortgage market.” Additionally, the first sentence and the third sentence of this paragraph appear to be contradictory. Please revise your disclosure as appropriate and provide support for your disclosure. Clearly mark the specific language in the materials that supports your disclosure. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Alternatively, please remove this disclosure.

The	Company has removed the disclosure on pages 2 and 48 of the Registration Statement in response to the Staff’s comment.

Prior Performance of the Advisor and Its Affiliates, page 83

2.	Please revise your disclosure to clarify that certain of the loans issued while Messrs. Ball, Davis and Mulligan were at Merrill Lynch have experienced delinquencies and losses.

The	Company has revised the disclosure on page 83 of the Registration Statement in response to the Staff’s comment.

Financial Statements and Notes

Note 2 — Summary of Significant Accounting Policies

Organization and Offering Costs, page F-4

3.	Consistent with your response to comment 18, please revise your footnote disclosures to indicate that offering costs will be deferred and charged against the gross proceeds of the offering and organization expenses are expensed as incurred.

FundCore Institutional Income Trust Inc.

October 5, 2010

The	Company has revised the disclosure on page F-4 of the Registration Statement in response to the Staff’s comment.

* * * * *

Please contact the undersigned at (212) 735-2694 should you require further information or have any questions.

Very truly yours,

/s/ Phyllis Korff
Phyllis Korff

cc:	Steven A. Ball
President and Chief Investment Officer
FundCore Institutional Income Trust Inc.
One World Financial Center, 30th Floor
New York, NY 10281